================================================================================

                       FISCAL AND PAYING AGENCY AGREEMENT

                                     between

                        Bank of Montreal, Chicago Branch

                                       and

                         Bank of Montreal Trust Company,

                           as fiscal and paying agent

                                   ----------

                            Dated as of April 6, 1995

                                   ----------

                                U.S. $300,000,000

                        7.80% Subordinated Notes due 2007

================================================================================

          FISCAL AND PAYING AGENCY AGREEMENT, dated as of April 6, 1995, between BANK OF MONTREAL, a Canadian chartered bank (the "Bank") acting through its CHICAGO BRANCH (the "Branch"), and BANK OF MONTREAL TRUST COMPANY, a trust company organized and existing under the laws of the State of New York, as fiscal and paying agent.

          1. The Bank has, by an Underwriting Agreement dated March 30, 1995 (the "Underwriting Agreement") with the several underwriters named therein, for whom Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Harris Nesbitt Thomson Securities Inc. are acting as representatives, agreed that the Bank shall issue U.S. $300,000,000 aggregate principal amount of the Bank's 7.80% Subordinated Notes due 2007 (the "Notes"). The Notes will be issued in accordance with the written instructions of a duly authorized officer of the Bank (the "Authorization") in substantially the form of Exhibit A hereto. The Notes will be issued in substantially the form set forth in Exhibit B hereto in denominations of U.S. $125,000 and in integral multiples of U.S. $1,000 in excess thereof.

          The Notes shall bear interest in the manner and be payable at the times described, and at the rate specified, in the form of Note set forth in Exhibit B hereto. Each Note shall be dated April 6, 1995. Unless otherwise defined herein, the terms used herein shall have the meanings ascribed to them in the Notes. Any reference herein to principal or interest shall be deemed also to refer to any Additional Amounts (as hereinafter defined) which may be payable under the Notes.

          2. (a) The Bank hereby appoints Bank of Montreal Trust Company, at present having its corporate trust office at 77 Water Street, New York, New York 10005, as its fiscal agent in respect of the Notes upon the terms and subject to the conditions set forth herein and in the Notes. Bank of Montreal Trust Company and its successor or successors as such fiscal agent, qualified and appointed in accordance with Section 9 hereof, are herein called the "Fiscal Agent". The Fiscal Agent hereby agrees to act as the agent of the Bank for the purpose of providing an office in The City of New York where payment of principal of and interest on Notes shall be made, unless mailed or wired to the Holder as provided in the Notes or unless, with respect to principal, such payment is made at the principal office of the Branch, and where Notes may be presented for registration of transfer or exchange. The Fiscal Agent further agrees to cause to be kept at its corporate trust office in The City of New York a register (the register maintained in such office being herein sometimes referred to as the "Note

Register" and the Fiscal Agent, acting in such capacity, as the "Note Registrar") in which, subject to such reasonable additional regulations as the Bank may from time to time prescribe, the Bank shall provide for the registration of Notes and the registration of transfers and exchanges of Notes. The Note Registrar will not register a Note in the Note Register in the name of a resident of Canada at any time prior to July 6, 1995. The term "Holder" when used herein means the person in whose name the Note is registered in the Note Register. The Fiscal Agent shall have the powers and authority granted to and conferred upon it herein and in the Notes and such further powers and authority, acceptable to it, to act on behalf of the Bank as the Bank may hereafter grant to or confer upon it.

          (b) The Bank, at any time and in its sole discretion, may appoint a separate paying agent for purposes of providing an office in The City of New York, and such additional paying agents in such locations as the Bank deems appropriate, where payment of principal of and interest on the Notes shall be made, unless mailed or wired to the Holder as provided in the Notes or unless, with respect to principal, such payment is made at the principal office of the Branch. Any paying agent so appointed and its successor or successors as such principal paying agent, and such additional paying agents so appointed and their successors as such paying agents, qualified and appointed in accordance with
Section 9 hereof, are herein collectively called the "Paying Agent." In the event that the Bank so appoints a Paying Agent, the Fiscal Agent shall have the powers and authority granted to and conferred upon it in accordance with Section 2(a) hereof except for such powers as are granted to and conferred upon the Paying Agent, and the Paying Agent shall have the powers and authority granted to and conferred upon it by the Bank and such further powers and authority, acceptable to it, to act on behalf of the Bank as the Bank may thereafter grant to or confer upon it. If the Bank appoints a Paying Agent as provided in this
Section 2(b), to the extent appropriate (taking into account the responsibilities of and the powers granted to such Paying Agent) and, in particular, in order to grant to the Paying Agent certain rights of indemnification and reimbursement provided to the Fiscal Agent hereunder, references herein to the Fiscal Agent shall mean the Paying Agent, or the Fiscal Agent and the Paying Agent, as the case may be.

          3. (a) The Notes shall be executed under the corporate seal of the Bank (or a mechanical reproduction thereof) on behalf of the Bank by its Chairman, its President or a Vice Chairman or one of its Vice Presidents, and by its Secretary or one of its Assistant Secretaries.

The signature of any of these officers on the Notes may be manual or facsimile.

          Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Bank shall bind the Bank, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

          At any time and from time to time after the execution and delivery of this Agreement, the Bank may deliver Notes executed by the Bank to the Fiscal Agent for authentication, together with an order from the Bank for the authentication and delivery of such Notes; and the Fiscal Agent in accordance with such order shall authenticate and deliver such Notes as in this Agreement provided and not otherwise.

          No Note shall be entitled to any benefit under this Agreement or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form included in Exhibit B hereto executed by the Fiscal Agent by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

          (b) Pending the preparation of definitive Notes, the Bank may execute and deliver to the Fiscal Agent, and upon an order from the Bank the Fiscal Agent shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Notes may determine, as evidenced by their execution of such Notes.

          If temporary Notes are issued, the Bank will cause definitive Notes to be prepared without unreasonable delay. After the preparation of definitive Notes, the temporary Notes shall be exchangeable for definitive Notes upon surrender of the temporary Notes at the corporate trust office of the Fiscal Agent in The City of New York without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Bank shall execute and the Fiscal Agent shall authenticate and deliver in exchange therefor a like principal amount of definitive Notes of authorized denominations. Until so exchanged, temporary Notes shall in all respects be entitled to the same benefits under this Agreement as definitive Notes.

          (c) This Section 3(c) shall apply only to Notes in global form ("Global Notes") deposited with or on behalf of a depositary located in the United States (a "Depositary"), except as may otherwise be provided in the Authorization.

          If the Bank shall establish in the Authorization that the Notes are to be issued in whole or in part in the form of one or more registered Global Notes deposited with or on behalf of a Depositary, then the Bank shall execute and the Fiscal Agent shall, in accordance with this Section 3(c) and the Authorization, authenticate and deliver one or more Global Notes in substantially the form of Exhibit B hereto that (i) shall be registered in the name of the Depositary for such Global Note or Notes or the nominee of such Depositary; (ii) shall be delivered by the Fiscal Agent to such Depositary or pursuant to such Depositary's instruction and (iii) except as otherwise provided in the Authorization, shall bear a legend substantially to the following effect: "THIS
NOTE IS ISSUED IN GLOBAL FORM AND REGISTERED IN THE NAME OF A DEPOSITARY OR SUCH DEPOSITARY'S NOMINEE. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM IN ACCORDANCE WITH THE PROVISIONS OF THE FISCAL AGENCY AGREEMENT AND THE TERMS OF THIS NOTE, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE BANK OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN". In the event that the Depositary with respect to a Global Note is a person other than The Depository Trust Company, the foregoing legend shall be amended to appropriately reflect that fact.

          Members of, or participants in, a Depositary ("Agent Members") shall have no rights under this Agreement with respect to any Global Note held on their behalf by a Depositary or under the Global Note so held, and such Depositary may be treated by the Bank, the Fiscal Agent, and any agent of the Bank or the Fiscal Agent as the owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Bank, the Fiscal Agent, or any agent of the Bank or the Fiscal Agent, from giving effect to any written certification, proxy or other authorization furnished by a Depositary or impair, as between a Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a holder of any Note.

          4. (a) Except as provided in Section 4(c) hereof, at the option of the Holder, Notes may be transferred or exchanged for a like aggregate principal amount of Notes of different authorized denominations, upon surrender of Notes for exchange or registration of transfer at the corporate trust office of the Fiscal Agent in The City of New York or at the office of any other agent designated by the Bank for such purpose in accordance with the terms of this Agreement and the Notes. Every Note surrendered for exchange or presented for registration of transfer shall (if so required by the Bank or the Fiscal Agent) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Bank and the Fiscal Agent, duly executed by the Holder thereof or his attorney duly authorized in writing. Notes issued upon any such registration of transfer or exchange will be executed by the Bank and authenticated by the Fiscal Agent. Notes issued upon any such registration of transfer will be registered in the name of the designated transferee or transferees and delivered at the corporate trust office of the Fiscal Agent in The City of New York or mailed at the request, risk and expense of, and to the address requested by, the designated transferee or transferees. Notes issued upon any such exchange will be registered in the name of the Holder and delivered at the Corporate trust office of the Fiscal Agent in The City of New York or mailed at the request, risk and expense of such Holder at the address shown for such Holder on the Note Register.

          (b) All Notes issued upon any registration of transfer or exchange of Notes shall be valid obligations of the Bank, evidencing the same debt and entitled to the same benefits under this Agreement as the Notes surrendered upon such registration of transfer or exchange.

          (c) Global Notes. This Section 4(c) shall apply only to Global Notes deposited with a Depositary unless otherwise provided in the Authorization.

          Notwithstanding any other provision of this Agreement or the Notes, no Global Note may be transferred to, or registered or exchanged for Notes registered in the name of, any person other than the Depositary with respect to such Global Note or any nominee thereof, and no such transfer may be registered, unless (x) the Depositary with respect to such Global Note (A) notifies the Bank that it is unwilling or unable to continue as Depositary for such Global Note or (B) ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (y) the Bank delivers to the Fiscal Agent a written notice executed by a duly authorized officer of the Bank that such Global Note shall be exchangeable for definitive Notes or (z) the Bank shall fail to make any payment of principal of, or any interest or additional amount on, the Notes when due.

          If the beneficial owners of interests in a Global Note are entitled to exchange interests for definitive Notes in registered form, as provided in the preceding paragraph, then without unnecessary delay, but in any event not later than the earliest date on which such interests may be so exchanged, the Bank shall execute and deliver to the Fiscal Agent definitive registered Notes in an aggregate principal amount equal to the principal amount of such Global Note.
On or after the earliest date on which such interests may be so exchanged, such Global Note shall be surrendered by the Depositary to the Fiscal Agent, as the Bank's agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive registered Notes without charge and the Fiscal Agent shall authenticate and deliver, in exchange for each portion of such Global Note, an equal aggregate principal amount of definitive registered Notes of authorized denominations as the portion of such Global Note to be exchanged. Any Global Note that is exchangeable pursuant to this Section 4(c) shall be exchangeable for Notes issuable in the denominations specified in Section 1 hereof and registered in such names as the Depositary that is the holder of such Global Note shall direct. If a Note is issued in exchange for any portion of a Global Note after the close of business at the office or agency where such exchange occurs on any Regular Record Date (as defined in the Notes) and before the opening of business at such office or agency on the relevant Interest Payment Date (as defined in the Notes), interest will not be payable on such Interest Payment Date in respect of such Note, but will be payable on such Interest Payment Date only to the person to whom interest in respect of such portion of such Global Note is payable.

          Every Note authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, a Global Note to which the restriction set forth in the second preceding paragraph shall apply shall, except as provided in the immediately preceding paragraph, be authenticated and delivered in the form of, and shall be, a Global Note.

          The Depositary may grant proxies and otherwise authorize any person, including Agent Members and persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Agreement or the Notes.

          (d) No service charge (other than any cost of delivery) shall be imposed for any registration of transfer or exchange of Notes, but the Bank may require payment of a sum sufficient to reimburse it for any stamp or other tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes other than an exchange of temporary Notes for definitive Notes (or require the presentation of evidence that such tax or charge has been paid).

          (e) Neither the Bank nor the Fiscal Agent shall be required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of Notes to the Holders thereof and ending on the day of such mailing, or (ii) to register the transfer of or exchange any Note so selected for redemption.

          (f) All Notes surrendered for payment, redemption, registration of transfer or exchange shall be delivered to the Fiscal Agent. In any such case, the Fiscal Agent shall cancel all such Notes not previously cancelled and from time to time destroy all such Notes and shall furnish to the Bank a certificate with respect to such destruction.

          5. (a) The Bank shall pay or cause to be paid to the Fiscal Agent the amounts necessary to make all payments on the Notes, at the times and for the purposes set forth herein and in the Notes, and the Bank hereby authorizes and directs the Fiscal Agent to make payments of the principal of and interest on the Notes solely out of amounts made available by the Bank, and the Fiscal Agent shall make such payments in accordance with the payment provisions of the Notes out of such amounts made available by the Bank.

          (b) At least 30 days prior to the date on which any payment of additional amounts ("Additional Amounts") in respect of Canadian withholding taxes with respect to any Note shall be required to be made pursuant to Section 3 on the reverse of the Notes, the Bank shall furnish to the Fiscal Agent a certificate of its Chairman, its President, a Vice chairman or any of its Vice Presidents and the secretary or any Assistant Secretary which specifies by country the amount, if any, required to be withheld for or on account of any taxes described in Section 3 on the reverse of the Notes and such Additional Amounts, if any, due to the Holders of Notes and shall pay to the Fiscal Agent such amounts as shall be required to be paid as such Additional Amounts to such Holders, except to the extent provided in the last sentence of the last paragraph of Section 3 on the reverse of the Notes. The Bank hereby agrees to indemnify the Fiscal Agent for, and to hold it harmless against, any loss, liability or expense incurred without bad faith on its part arising out of or in connection with actions taken or omitted by it in reliance on any certificate furnished pursuant to this Section 5(b) or the Bank's failure to furnish such a certificate.

          6. If, under the circumstances described in Section 3 on the reverse of the Notes, the Bank shall elect to redeem outstanding Notes, and, to the extent not inconsistent with the provisions of the Notes if the Bank shall redeem the Notes as provided in the last sentence of the last paragraph of section 3 on the reverse of the Notes, the following provisions shall be applicable:

          (a) The Bank shall, at least 75 days before the date designated for such redemption, give notice to the Fiscal Agent of its election to redeem Notes on the redemption date and at the redemption price specified in such notice. The Bank shall also state in such notice the identity and principal amount of the Notes to be redeemed and shall deliver to the Fiscal Agent the certificate required by Section 3 on the reverse of the Notes.

          (b) In case the Bank shall give notice to the Fiscal Agent of its election to redeem outstanding Notes, the Fiscal Agent shall give notice by mail, first-class postage prepaid, to each holder affected, at the address shown for such Holder on the Note Register. Such notice shall be given once not more than 60 days nor less than 30 days prior to the date fixed for redemption. Neither the failure to mail such notice nor any defect in any notice so mailed to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

          Such notice of redemption shall be prepared by the Bank and shall specify: (i) the date fixed for redemption; (ii) the redemption price; (iii) the place or places of payment and that payment will be made upon presentation and surrender at such place or places of the Notes to be redeemed; (iv) that, on the date fixed for redemption, the redemption price will become due and payable on each such Note to be redeemed and that, after such date, interest thereon shall cease to accrue; (v) that the conditions precedent to such redemption have occurred (and such notice shall describe the same); and (vi) in the case of a partial redemption, the aggregate principal amount of the Notes to be redeemed and the aggregate principal amount of the Notes that will be outstanding after such partial redemption. In addition, in the case of a partial redemption, the notice shall specify the serial numbers of the Notes called for redemption. The Fiscal Agent shall send a copy of such notice of redemption to the Bank.

          7. The Fiscal Agent, at its corporate trust office in The City of New York, is hereby authorized, in accordance with the provisions of this Section 7, from time to time to authenticate and deliver Notes in exchange for or in lieu of Notes that become mutilated, destroyed, stolen or lost, upon payment of such expenses, including a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto, as may be incurred in connection therewith, and in each case on such terms as to indemnity and, in the case of destruction, loss or theft, such evidence of such destruction, loss or theft, as the Bank and the Fiscal Agent may require. In every case of mutilation of a Note, the Holder shall surrender to the Fiscal Agent at its corporate trust office in The City of New York the Note so mutilated. Each Note authenticated and delivered in exchange for or in lieu of any such Note shall carry all the rights that were carried by such Note, including any rights to interest accrued and unpaid and to accrue. In case any Note which has matured or is about to mature or has been redeemed or is about to be redeemed shall become mutilated, destroyed, stolen or lost, the Bank may authorize payment of the same.

          8. The Fiscal Agent accepts its obligations as are herein and in the Notes set forth, upon the terms and conditions hereof and thereof, including the following, to all of which the Bank agrees and to all of which the rights hereunder of the Holders from time to time of Notes shall be subject.

          (a) The Fiscal Agent shall be entitled to the compensation to be agreed upon with the Bank for all services rendered by the Fiscal Agent, and the Bank agrees promptly to pay such compensation and to reimburse the Fiscal Agent for the reasonable expenses (including the reasonable compensation and expenses of its agents and counsel) incurred by the Fiscal Agent in connection with the services rendered by it hereunder. The Bank agrees to indemnify the Fiscal
Agent and to hold it harmless against any loss, liability or expense (including the costs and expenses of defending against any claim of liability) incurred without negligence or bad faith on the part of the Fiscal Agent arising out of or in connection with its acting as agent of the Bank hereunder.

          (b) In acting under this Agreement and in connection with the Notes, the Fiscal Agent is acting solely as agent of the Bank, and the Fiscal Agent does not assume any obligation or relationship of agency or trust for or with any of the owners or Holders of Notes, except that all funds held by the Fiscal Agent for payment of principal of or interest on the Notes shall be held in trust by it but need not be segregated from other funds except as required by law or as set forth herein or in the Notes and shall be applied as set forth herein and in the Notes; provided, however, that money paid by the Bank to the Fiscal Agent for the payment of principal of or interest on the Notes remaining unclaimed at the end of two years after such principal or interest shall have become due and payable shall be repaid to the Branch upon the Bank's request as provided and in the manner set forth in the Notes, whereupon the aforesaid trust shall terminate and all liability of the Fiscal Agent with respect thereto shall cease, and the Holder of such Note must thereafter look solely to the Bank for payment thereof.

          (c) The Fiscal Agent may consult with one or more counsel, which may include such agent's in-house counsel or counsel for the Bank, and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

          (d) The Fiscal Agent shall be protected and shall incur no liability for or in respect of any action in good faith taken, omitted or suffered by it in reliance upon any Note, instrument of transfer, notice, direction, consent, certificate, affidavit, statement or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper parties.

          (e) The Fiscal Agent and its officers, directors and employees may become the owner of, or acquire any interest in, any Notes, with the same rights that it or they would have if it or they were not the Fiscal Agent or officers, directors or employees thereof, and may engage or be interested in any financial or other transaction with the Bank, as freely as if it or they were not the Fiscal Agent or officers, directors or employees thereof.

          (f) The Fiscal Agent shall not be under any liability for interest on any moneys at any time received by it pursuant to any of the provisions of this Agreement or of the Notes except such interest as it may agree with the Bank to pay thereon.

          (g) The recitals contained herein and in the Notes (except in the Fiscal Agent's certificates of authentication) shall be taken as the statements of the Bank and the Fiscal Agent assumes no responsibility for the correctness of the same. The Fiscal Agent does not make any representation as to the validity or sufficiency of this

Agreement (except for its due authorization, execution and delivery hereof), or the Notes (except for its certificate of authentication thereon). The Fiscal Agent shall not be accountable for the use or application by the Bank of the proceeds of any Notes authenticated and delivered by the Fiscal Agent in conformity with the provisions of this Agreement.

          (h) The Fiscal Agent shall be obligated to perform such duties and only such duties as are herein and in the Notes specifically set forth and no implied duties or obligations shall be read into this Agreement or the Notes against the Fiscal Agent. The Fiscal Agent shall not be under any obligation to take any action hereunder which may tend to involve it in any expense or liability, the payment of which is not, in its reasonable opinion, assured.

          (i) Unless herein or in the Notes otherwise specifically provided, any order, certificate, notice, request, direction or other communication by the Bank made or given under any provision of this Agreement shall be sufficient if signed by the Chairman, the President, a Vice Chairman or any Vice President.

          (j) No provision Of this Agreement shall be construed to relieve the Fiscal Agent from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct or that of its officers, directors or employees.

          9. (a) The Bank agrees that, until none of the Notes authenticated and delivered hereunder is outstanding or until moneys sufficient for the payment of all principal of and interest on all outstanding Notes shall have been made available at the principal corporate trust office of the Fiscal Agent and any remaining balance thereof shall have been returned to the Bank as provided herein and in the Notes, there shall at all times be (i) a Fiscal Agent in respect of the Notes having offices in The City of New York, which shall be a bank, trust company or other entity doing business under the laws of the United States or any state thereof, in good standing and authorized under such laws to act as such agent, and (ii) a Note Registrar in The City of New York. The Bank shall cause notice to be given to the Holders of any change in the identity of the Fiscal Agent.

          (b) The Fiscal Agent may at any time resign as Fiscal Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall never be less than three months after the receipt of such notice by the Bank, unless the Bank agrees to accept a shorter notice period. The

Fiscal Agent hereunder may be removed at any time by the filing with it of an instrument in writing signed on behalf of the Bank and specifying such removal and the date when it is intended to become effective. Any such resignation or removal shall take effect only upon the date of the appointment by the Bank or other appointment effected pursuant to Section 9(c) hereof of a successor Fiscal Agent and the acceptance of such appointment by such successor Fiscal Agent. Upon its resignation or removal, the Fiscal Agent shall be entitled to the payment by the Bank of compensation for the services rendered hereunder and to reimbursement of all reasonable expenses incurred prior to the date of such resignation or removal (including the reasonable compensation and expenses of its agents and counsel) incurred in connection with the services rendered by the Fiscal Agent hereunder.

          (c) If at any time the Fiscal Agent shall resign, be removed or become incapable of acting, or shall be insolvent, consent to the appointment of a receiver of all or any substantial part of its property or admit in writing its inability to pay or meet its debts as they mature, or if a receiver of the Fiscal Agent or of all or any substantial part of its property shall be appointed, or any public officer shall take charge or control of it or of its property or affairs, for the purpose of rehabilitation, conservation or liquidation, a successor Fiscal Agent, qualified as aforesaid, shall be appointed by the Bank by an instrument in writing. Upon the appointment as aforesaid of a successor Fiscal Agent and acceptance by it of such appointment, the Fiscal Agent so superseded shall cease to be such Fiscal Agent hereunder. If no successor Fiscal Agent shall have been so appointed, or if so appointed, shall not have accepted appointment as hereinafter provided, any Holder of a Note, on behalf of itself and all others similarly situated, or the Fiscal Agent may petition any court of competent jurisdiction for the appointment of a successor Fiscal Agent.

          (d) Any successor Fiscal Agent appointed hereunder shall execute, acknowledge and deliver to its predecessor and to the Bank an instrument accepting such appointment hereunder, and thereupon such successor Fiscal Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as such Fiscal Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to transfer, deliver and pay over and such successor Fiscal Agent shall be entitled to receive, all money, securities or other property on deposit with or held by such predecessor, as such Fiscal Agent hereunder.

          (e) Any corporation or bank (i) into which the Fiscal Agent may be merged or converted, (ii) with which the Fiscal Agent may be consolidated, (iii) resulting from any merger, conversion or consolidation to which the Fiscal Agent shall be a party, (iv) to which the Fiscal Agent shall sell or otherwise transfer all or substantially all its assets and business or (v) to which the Fiscal Agent shall sell or otherwise transfer all or substantially all its corporate trust business, provided that it shall be qualified as aforesaid, shall be the successor to such Fiscal Agent under this Agreement without the execution or filing of any document or any further act on the part of either party hereto.

          10. The Branch and the Bank, acting through the Branch, hereby appoint the Fiscal Agent as the authorized agent thereof upon whom process may be served in any action arising out of or based on the Notes which may be instituted in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York, in either case in the Borough of Manhattan, The City of New York, by any Holder of a Note. The Branch and the Bank, acting through the Branch, hereby expressly consent to the jurisdiction of any such court. The Bank hereby agrees to reimburse the Fiscal Agent for out-of-pocket expenses incurred by the Fiscal Agent in its capacity as agent for service of process hereunder.

          11. In connection with the original issuance and delivery of the Notes at the closing as provided in the Underwriting Agreement, the Bank will bear and pay any stamp or other similar duties or taxes.

          12. (a) The Bank shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of any such amalgamation, of the continuing company resulting therefrom, unless, but may do so if:

          (i) the successor bank is an amalgamated bank resulting from the amalgamation of the Bank with one or more other Canadian chartered banks under an amalgamation agreement having the force of law under the Bank Act (Canada) and by virtue of which the successor bank is subject to all duties, liabilities and obligations of the Bank under this Agreement and the Notes; or

          (ii) the successor bank is a corporation lawfully entitled to acquire and operate the undertaking and assets of the Bank and:

                    (A) the successor bank shall execute, prior to or
               contemporaneously with the consummation of such transaction, an amendment to this Agreement and such other instruments (if any) as are, in the opinion of independent counsel to the Bank (which may be counsel (other than an employee of the Bank) which regularly provides services to the Bank), necessary or advisable to evidence the assumption by the successor bank of liability for the due and punctual payment of all the Notes and interest thereon and the covenant of the successor bank to pay the same and its agreement to observe and perform all the covenants and obligations of the Bank under this Agreement;

                    (B) such transaction shall, in the opinion of independent
               counsel to the Bank (which may be counsel (other than an employee of the Bank) which regularly provides services to the Bank), be upon terms substantially preserving and not materially impairing any of the rights of the Holders under this Agreement; and

                    (C) no condition or event shall exist in respect of the
               successor bank at the time of such transaction and after giving full effect thereto which constitutes or would constitute an Event of Default under the Notes.

          (b) Whenever the conditions of Section 12(a) above have been duly observed and performed, the successor bank shall possess and from time to time may exercise each and every right and power of the Bank under this Agreement and the Notes, and any act or proceeding by any provision of this Agreement or the Notes required to be done or performed by any directors or officers of the Bank may be done and performed with like force and effect by the like directors or officers of such successor bank.

          13. This Agreement and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

          14. This Agreement and/or the Notes may be amended by the parties hereto, without the consent of the Holder of any Note, for the purposes of curing any ambiguity, or of correcting or supplementing any defective or inconsistent provisions contained herein or therein, or in any manner which the parties may mutually deem necessary or desirable and which in any such case shall not adversely affect the interests of the Holders of the Notes. The
Fiscal Agent shall not be required to enter into any amendment hereto or thereto unless it shall have received a certificate of the Bank and a written opinion of counsel (which may be counsel to the Bank) satisfactory to the Fiscal Agent, each stating that such amendment is authorized by this Agreement or the Notes, as the case may be.

          15. All notices to the parties hereto shall be given by telecopy (confirmed by letter), or by personal delivery, or by registered or certified mail, return receipt requested, postage prepaid, addressed to such party as follows:

                                                Address
                                                -------
The Bank ........................   Bank of Montreal,
                                    Chicago Branch
                                    c/o Bank of Montreal
                                    One First Canadian Place
                                    Toronto, Ontario, M5X 1A1
                                    Attention: Dereck M. Jones
                                               Secretary
                                    Telecopier No.: (416) 867-7191

The Fiscal Agent ................   Bank of Montreal Trust Company
                                    77 Water Street
                                    New York, New York 10005
                                    Attention: Mark McLaughlin
                                               General Manager
                                    Telecopier No.: (212) 701-7684

or at any other address of which any of the foregoing shall have notified the others in writing. Any such notice shall be effective upon receipt.

          16. This Agreement may be executed by each party in separate counterparts, each such counterpart, when so executed and delivered, will be deemed to be an original. Such counterparts shall together constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        BANK OF MONTREAL, acting through
                                        its CHICAGO BRANCH


                                        by /s/ Vinay Sarin
                                           -------------------------------------
                                        Name: Vinay Sarin
                                        Title: Senior Vice-President and
                                               Corporate Controller


                                        BANK OF MONTREAL TRUST COMPANY


[SEAL]                                  by /s/ Amy Roberts
                                           -------------------------------------
                                        Name: Amy Roberts
                                        Title: Assistant Vice President


ATTEST:


by /s/ FRANCIS RUSAKOUISKY
   ---------------------------------
Name: FRANCIS RUSAKOUISKY
Title: Assistant Secretary

                                                                       EXHIBIT A

                                BANK OF MONTREAL,
                                 CHICAGO BRANCH

                              Authentication Order

                                                                   April 6, 1995

Bank of Montreal Trust Company
77 Water Street
New York, New York 10005
Attention:

          Pursuant to Section 1 of the Fiscal and Paying Agency Agreement dated as of April 6, 1995 (the "Agreement"), between Bank of Montreal, acting through its Chicago Branch (the "Bank"), and you, as Fiscal Agent, you are hereby instructed to authenticate, in the manner provided by the Agreement, $300,000,000 aggregate principal amount of the Bank's 7.80% Subordinated Notes due 2007 (the "Notes") heretofore duly executed by duly authorized officers of the Bank and delivered to you as provided in the Agreement, and to make available said authenticated Notes at 10:00 A.M. on April 6, 1995 to or upon the order of The Depository Trust Company. The Notes are to be registered in the name of Cede & Co. and are to be delivered in the form of two Global Notes (as defined in the Agreement), each of which shall be in the principal amount of $150,000,000, in definitive registered form.

                                        BANK OF MONTREAL, acting through its
                                        CHICAGO BRANCH


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                    EXHIBIT B

                             [FORM OF FACE OF NOTE]

THIS NOTE IS NOT REQUIRED TO BE, AND IS NOT, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

[IF A GLOBAL NOTE, INSERT - THIS NOTE IS ISSUED IN GLOBAL FORM AND REGISTERED IN THE NAME OF A DEPOSITARY OR SUCH DEPOSITARY'S NOMINEE. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM IN ACCORDANCE WITH THE PROVISIONS OF THE FISCAL AGENCY AGREEMENT AND THE TERMS OF THIS NOTE, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE BRANCH OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

THIS NOTE HAS BEEN ISSUED THROUGH THE CHICAGO BRANCH OF BANK OF MONTREAL AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

THIS NOTE IS NOT A DEPOSIT INSURED UNDER THE CANADA DEPOSIT INSURANCE CORPORATION ACT.

No. _________________________________   $_______________________________________

                        BANK OF MONTREAL, Chicago Branch

                                                                 CUSIP 06366TAB7

                             7.80% SUBORDINATED NOTE
                                    DUE 2007
                          (subordinated indebtedness )

          BANK OF MONTREAL, a Canadian chartered bank acting through its Chicago Branch (hereinafter called the "Bank", which term includes any successor corporation under the Agreement referred to on the reverse hereof), for value received, hereby promises to pay to _____________________________ or registered assigns, upon presentation and surrender of this Note, the principal sum of __________________________ United States dollars (U.S. $_________________), on
April 1, 2007 (unless earlier redeemed on the terms and in the manner described on the reverse hereof), and to pay interest thereon from the date hereof or from the most recent date that interest has been paid or duly provided for, semiannually in arrears on April 1 and October 1 of each year, commencing on October 1, 1995, and on the date of maturity (or, if any such date is not a Business Day, on the next succeeding Business Day) (the "Interest Payment Dates") at the rate of 7.80% per annum until the principal hereof is paid or made available for payment, and at the same rate per annum on any overdue principal and (to the extent that the payment of such interest shall be legally enforceable) on any overdue installment of interest. Interest on the Notes will be calculated on the basis of a 360-day year of twelve 30-day months. The term "Business Day" means a day on which banks in The City of New York are not authorized or required by law or executive order to be closed.

          The principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts. The principal of the Notes will be payable, on the date of maturity or redemption prior to maturity by check, drawn on a bank located in The City of New York, upon presentation and surrender of the Notes at such principal office of the Bank's Chicago Branch (the "Branch"), if then maintained, or at the office of the Fiscal Agent referred to on the reverse hereof in The City of New York, or at such other place or places as may be designated from time to time by the Fiscal Agent or the Bank. Interest on the Notes will be payable by check, drawn on a bank located in The City of New York, to the persons in whose names such Notes are registered at the close of business on March 15 and September 15, as the case may be, next preceding each Interest Payment Date (each a "Regular Record Date"). Interest on the Notes will be paid by check mailed from the Fiscal Agent's principal office in The City of New York, or any other designated place or places to the persons entitled to receive such interest at the address for each such person appearing on the Note Register referred to on the reverse hereof at the close of business on the relevant Record Date (which term is defined as any Regular Record Date or Special Record Date, as hereinafter defined, as the case may be). Notwithstanding the foregoing, the Holder of a Note may by written notice received by the Fiscal Agent prior to any Record Date elect to, or a Depositary, at any time such Depositary or its nominee is the registered holder of a Global Note shall, receive payments of interest due subsequent to such Record Date (or principal due on the date of maturity or redemption prior to maturity if such Holder shall have surrendered such Note) by wire transfer in immediately available funds to a bank account in The City of New York designated in such notice. The term "Holder" when used herein means the person in whose name the Note is registered in the Note Register.

          Any such interest not so punctually paid or duly provided for ("Defaulted Interest") will forthwith cease to be payable to the Holder on the Regular Record Date and may be paid to the person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on a special record date to be fixed by the Bank ("Special Record Date") for the payment of such Defaulted Interest. The Bank shall notify the Fiscal Agent of the establishment of such Special Record Date at least 15 days prior to the date thereof, and the Fiscal Agent shall cause notice thereof to be mailed first-class, postage prepaid, to each Holder of a Note at such Holder's address as it appears on the Note Register not less than 10 days prior to such Special Record Date. Notwithstanding the foregoing, Defaulted Interest may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange.

          Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

          Unless the certificate of authentication hereon has been executed by the Fiscal Agent, by the manual signature of an authorized officer, this Note shall not be entitled to any benefit under the Agreement or be valid or obligatory for any purpose.

          IN WITNESS WHEREOF, the Bank has caused this instrument to be duly executed under its corporate seal.

Dated: April 6, 1995                    BANK OF MONTREAL, acting through its
                                        Chicago Branch


                                        by
                                           -------------------------------------
[SEAL]                                  Title:
                                               ---------------------------------


                                        by
                                           -------------------------------------
                                        Title:
                                               ---------------------------------

CERTIFICATE OF AUTHENTICATION

          This is one of the Notes referred to in the within-mentioned Fiscal and Paying Agency Agreement.

Date of Authentication: April 6, 1995

                                        BANK OF MONTREAL TRUST COMPANY,
                                        as Fiscal Agent,


                                        by
                                           -------------------------------------
                                           Authorized Officer

                            [FORM OF REVERSE OF NOTE]

                        BANK OF MONTREAL, Chicago Branch

                            7.80% SUBORDINATED NOTE
                                    DUE 2007

          1. This Note is one of a duly authorized issue of notes of the Bank (herein called the "Notes"), limited in aggregate principal amount to U.S. $300,000,000, issued and to be issued under a Fiscal and Paying Agency Agreement dated as of April 6, 1995 (herein called the "Agreement"), between the Bank and Bank of Montreal Trust Company as fiscal and paying agent (herein called the "Fiscal Agent", which term includes any successor fiscal agent under the Agreement), which Agreement was entered into by the Bank for the benefit of the Holders from time to time of the Notes. Reference is hereby made to the Agreement, copies of which are on file and available for inspection at the principal office of the Fiscal Agent located in The City of New York, for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Bank, the Fiscal Agent and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. The Notes are issuable only in fully registered form in denominations of U.S. $125,000 and integral multiples of U.S. $1,000 in excess thereof.

          The Notes constitute unsecured obligations of the Branch and the Bank and rank pari passu among themselves and are subordinate to certain other obligations of the Branch and the Bank as a whole as described in Section 7 hereof.

          2. Pending the preparation of definitive Notes, the Bank may execute and, upon its request, the Fiscal Agent shall authenticate and deliver, temporary Notes in any authorized denominations and having the same terms and substantially in the form of the definitive Notes but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Bank, as evidenced by its execution thereof. Every such temporary Note shall be executed by the Bank and shall be authenticated by the Fiscal Agent upon the same conditions and in substantially the same manner, and with the same effect, as the definitive Notes. Without unreasonable delay the Bank shall execute and deliver to the Fiscal Agent definitive Notes and thereupon any or all temporary Notes may be surrendered in exchange for definitive Notes at the corporate trust office of the Fiscal Agent in The City of New York and the Fiscal Agent shall authenticate and deliver in exchange for such temporary Notes an equal aggregate principal amount of definitive Notes. Such exchange, in cases not involving also a registration of transfer or exchange, shall be made by the Bank at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under the Agreement and the Notes as definitive Notes authenticated and delivered under the Agreement.

          At the option of the Holder, and subject to the restrictions contained herein and in the Agreement, Notes may be transferred or exchanged for a like aggregate principal amount of Notes of different authorized denominations, upon surrender of the Notes for exchange or registration of transfer at the corporate trust office of the Note Registrar in The City of New York or at the office of any other agent designated by the Bank for such purpose in accordance with the terms of the Agreement and the Notes. The Bank covenants with the Holder hereof that so long as this Note remains outstanding or until moneys sufficient for the payment of all principal of and interest on this Note shall have been made available at the office of the Fiscal Agent for at least a period of two years after the date such payment was or became due and payable, there shall at all times be (i) a Fiscal Agent in respect of the Notes having offices in The City of New York, which shall be a bank, trust company or other entity doing business under the laws of the United States or any state thereof, in good standing and authorized under such laws to act as such agent and (ii) a register (the "Note Register") to be located at the principal office of the Fiscal Agent in The City of New York in which the Fiscal Agent, on behalf of the Bank and subject to such additional regulations as the Bank may from time to time prescribe, shall provide for the registration of the Notes and the registration of transfers and exchanges of Notes. Every Note surrendered for exchange or presented for registration of transfer shall (if so required by the Bank or the Note Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Bank and the Note Registrar, as the case may be, duly executed by the Holder thereof or his attorney duly authorized in writing. Notes issued upon any such transfer will be executed by the Bank and authenticated by the Fiscal Agent, registered in the name of the designated transferee or transferees and delivered at the corporate trust office of the Note Registrar in The City of New York or mailed, at the request, risk and expense of, and to the address requested by, the designated transferee or transferees. No Note may be registered in the name of a resident of Canada prior to July 6, 1995.

          Notwithstanding any other provision of this Note or the Agreement to the contrary, this Note, if in global form (a Note in such form being referred to herein as the "Global Note"), may not be transferred to, or registered or exchanged for Notes registered in the name of any person other than The Depository Trust Company (or another depositary located in the United States in whose name, or in the name of such depositary's nominee, the Global Note is registered) (a "Depositary") or any nominee thereof, and no such transfer may be registered, unless (x) the Depositary with respect to such Global Note (A) notifies the Bank that it is unwilling or unable to continue as depositary for the Global Note or (B) ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (y) the Bank delivers to the Fiscal Agent a written notice executed by a duly authorized officer of the Bank that the Global Note shall be exchangeable for definitive Notes or (z) the Bank shall fail to make any payment of principal of, or any interest or additional amount on, the Notes when due. In any such case, this Note shall be exchangeable for definitive Notes, as provided in the Agreement.

          No service charge (other than any cost of delivery) shall be imposed for any registration of transfer or exchange of Notes, but the Bank may require payment of a sum sufficient to reimburse the Bank for any stamp or other tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of definitive Notes (or require the presentation of evidence that such tax or charge has been paid).

          Neither the Bank nor the Fiscal Agent shall be required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of Notes to the Holders thereof and ending on a day of such mailing, or (ii) to register the transfer of or exchange any Note selected for redemption.

          3. All payments of principal of and interest on the Notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Canada, or any province, territory or political subdivision thereof, or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law or by the administration of such law. In that event, the Bank will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Holders of the Notes after such withholding or deduction shall equal the respective amounts of principal or interest which would have been receivable in respect of the Notes in the absence of such withholding or deduction, except as provided in the last sentence of the last paragraph of this Section 3 and except that no such Additional Amounts shall be payable with respect to any Note presented for payment:

          (i) by or on behalf of a Holder who is liable for such taxes, duties, assessments or governmental charges in respect of such Note (a) by reason of his being a person with whom the Bank is not dealing at arm's length for the purposes of the Income Tax Act (Canada) or (b) by reason of his having a connection with Canada other than the mere holding, use or ownership or deemed holding, use or ownership of such Note;

          (ii) by or on behalf of a Holder who would not be liable for or subject to such withholding or deduction by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority; or

          (iii) more than 30 days after the Relevant Date except to the extent that the Holder thereof would have been entitled to Additional Amounts on presenting the same for payment on the last day of such period of 30 days.

          As used herein "Relevant Date" shall mean whichever is the later of
(a) the date on which such payment
first becomes due or (b) if the full amount of the moneys payable has not been received by the Fiscal Agent on or prior to such date, the date on which the full amount of such moneys having been so received, notice to that effect shall have been duly provided in accordance with the procedures set forth in Section 5 hereof.

          Any reference herein to principal or interest shall be deemed also to refer to any Additional Amounts which may be payable under this provision.

          If the Bank (whether at the Branch or otherwise) shall determine that it (whether at the Branch or otherwise) has or will become obligated to pay Additional Amounts in respect of a Note pursuant to this Section 3, then the Bank, acting through the Branch, may, at its option and with the prior approval of the Superintendent of Financial Institutions of Canada (the "Superintendent"), redeem such Note at a redemption price equal to its principal amount plus unpaid accrued interest to the date of redemption, if any. The date of any such redemption shall be any Interest Payment Date that falls after April 7, 2000 and in any case an Interest Payment Date falling not earlier than the Interest Payment Date immediately preceding the date on which the Bank (whether at the Branch or otherwise) did or will become obligated to pay such Additional Amounts. Whether the conditions precedent to the right of the Bank to redeem such Note pursuant to the immediately preceding sentence have occurred shall be determined by the Bank on the basis of such relevant evidence as shall be available to the Bank and on the basis of the laws in effect on the date of such determination or to become effective on or before the next succeeding Interest Payment Date following the date of redemption. Prior to a redemption of any Note under this Section 3, the Branch or the Bank shall certify to the Fiscal Agent that it has made or will be required to make such a payment of Additional Amounts with respect to such Note and upon receipt of such certification, the Fiscal Agent shall promptly give a notice of redemption relating to such Note as described in Section 4(b) hereof to the Holder thereof. Notwithstanding any other provision contained in this Note concerning timing of the giving of notice of redemption, if any Additional Amounts are required to be paid in respect of any Note, but such payments are not permitted by applicable law, the Bank, acting through the Branch, will so certify to the Fiscal Agent on or promptly following the. Bank's receipt of notice thereof, to cause notice thereof to be given promptly to the Holder of such Note and, subject to receipt of the prior approval of the Superintendent, to redeem such Note at its principal amount plus unpaid accrued interest, if any, on the first Interest Payment Date for such Note on or after the later of (i) 30 days after such certification, but not prior to the Interest Payment Date immediately preceding the Interest Payment Date on which such Additional Amounts would otherwise become due, and (ii) April 7, 2000 and no such Additional Amounts will be paid during the interim.

          4. (a) The Notes may not be redeemed for any purpose prior to the first Interest Payment Date after April 7, 2000. On such Interest Payment Date or any Interest Payment Date thereafter, the Notes may be redeemed by the Bank, but only in the circumstances described in the last paragraph of Section 3 hereof.

          (b) Notices of redemption shall be given in the name and at the expense of the Bank by mail, first-class, postage prepaid, to each Holder of a Note affected, at the address shown for such Holder on the Note Register. Notice shall be given once not more than 60 days nor less than 30 days prior to the date fixed for redemption.

          Notices of redemption will specify: (i) the date fixed for redemption;
(ii) the redemption price; (iii) the place or places of payment and that payment will be made upon presentation and surrender at such place or places of the Notes to be redeemed; (iv) that, on the date fixed for redemption, the redemption price will become due and payable on each such Note to be redeemed and that, after said date, interest thereon shall cease to accrue; (v) that the conditions precedent to such redemption have occurred (and such notice shall describe the same); and (vi) in the case of a partial redemption, the aggregate principal amount of the Notes to be redeemed and the aggregate principal amount of the Notes that will be outstanding after such partial redemption. In addition, in the case of a partial redemption, the notice shall specify the serial numbers of the Notes called for redemption. The Fiscal Agent shall send a copy of such notice of redemption to the Bank.

          (c) If notice of redemption has been given as provided in Section 4(b) above, the Notes with respect to which such notice has been given shall become due and payable on the date, at the place or places and at the redemption price stated in such notice, and on and after such date (unless the Bank shall default in the payment of such Notes at the redemption price on such date) interest on the Notes so called for redemption shall cease to accrue. Upon presentation and surrender of such Notes at a place of payment, such Notes shall be paid and redeemed by the Bank at the redemption price.

          (d) After April 7, 2000, the Bank will have the right, with the prior approval of the Superintendent, to purchase the Notes in the market or by tender or by private contract at any price. All Notes, which are so purchased by or on behalf of the Bank will forthwith be cancelled and accordingly may not be reissued or resold.

          5. Where this Note provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if such notice has been given by mail, first-class postage prepaid, by the Fiscal Agent to each Holder affected by such event, at his address as it appears on the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. Neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice which is mailed in the manner herein provided shall be conclusively presumed to have been duly given to a Holder, whether or not such Holder receives such notice. Where this Note or the Agreement provides for notice in any manner, such notice may be waived in writing by the person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Fiscal Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

          In case, by reason of the suspension of or irregularities in regular mail service in the United States, it shall be impractical to mail notice of any event to Holders when such notice is required to be given pursuant to any provision, of this Note or the Agreement, then any manner of giving such notice as shall be satisfactory to the Fiscal Agent shall be deemed to be sufficient giving of such notice.

          6. An "Event of Default" shall occur only if the Bank shall have become insolvent or be wound-up, as provided for in the Bank Act of Canada. The Branch or the Bank will promptly notify the Fiscal Agent, which will promptly notify the Holders, of the occurrence of an Event of Default.

          If an "Event of Default" shall occur and be continuing, the Holder of any Note may, at its option, declare the principal of and unpaid accrued interest on such Note to the date payment is duly provided for, to be due and payable on the seventh day (the "Acceleration Date") after written notice of such declaration is delivered to the Fiscal Agent, unless such Event of Default shall have been cured by the Bank prior to the Acceleration Date. There is no right of acceleration in the case of a default in the payment of interest on any Note or a default in the performance by the Bank of any covenant contained in the Notes or the Agreement; provided, however, that the Holder hereof shall have the right to institute suit against the Branch or the Bank for the enforcement of any payment of interest due on this Note (whether or not the Bank has set a Special Record Date for Defaulted Interest) or any other covenant contained in the Notes or the Agreement.

          7. In the event of the insolvency or winding-up of the Bank, as provided for in the Bank Act of Canada the indebtedness evidenced by the Notes will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Branch and the Bank as a whole and all other liabilities of the Branch and the Bank as a whole except liabilities which by their terms rank in right of payment equally with or subordinate to the Notes. In the event of the cessation of the operations of the Branch or upon the taking of possession of the business and property of the Branch by the Commissioner of Banks and Trust Companies of the State of Illinois at any time when no Event of Default has occurred, the Holders will have no right to accelerate the payment of principal and interest on the Notes but will only be entitled to proceed against the Bank for payment of sums as they become due under the terms of the Notes, subject to the subordination provisions described in the preceding sentence. The Bank covenants that neither the Bank nor the Branch has created and neither of them will create any indebtedness subordinate in right of payment to the deposit liabilities of the Bank which, on the insolvency or winding-up of the Bank, would rank for payment prior to the Notes, other than liabilities having priority to the Notes by virtue of any law now or hereafter in force.

          The Notes rank pari passu with the Bank's outstanding subordinated debt.

          8. (a) With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Bank and the Fiscal Agent may amend the Agreement or the Notes for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Agreement or the Notes or of modifying in any manner the rights of the Holders; provided, however, that no such amendment shall, without the consent of the Holder of each outstanding Note affected thereby:

          (i) change the stated maturity of the principal of, or any installment of interest on, any Note, or change the definition of Interest Payment Date, or reduce the principal amount of or interest rate on any Note or reduce any amount payable upon the redemption thereof, or change a place of payment where, or the coin or currency in which, the principal of any Note or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the Redemption Date) or modify the subordination provisions of the Notes in any manner adverse to the Holders; or

          (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment provided for in the Notes; or

          (iii) modify any of the provisions of this subsection, except to increase any such percentage or to provide that certain other provisions of the Agreement or the Notes cannot be modified without the consent of the Holder of each Note affected thereby.

          It shall not be necessary for the Holders under this Section 8 to approve the particular form of any proposed amendment, but it shall be sufficient if such Holders shall approve the substance thereof.

          (b) The Agreement or the Notes may be amended by the parties to the Agreement, without the consent of the Holder of any Note, for the purposes of curing any ambiguity, or of correcting or supplementing any defective or inconsistent provisions contained therein, or in any manner which the parties may mutually deem necessary or desirable and which in any such case shall not adversely affect the interests of the Holders of the Notes.

          (c) Promptly after the execution of any amendment to the Agreement or the implementation of any modification or amendment of the terms and conditions of the Notes, a notice in writing of such amendment or modification shall be given by the Bank or by the Fiscal Agent on behalf of and at the expense of the Bank, to each Holder by mail, first-class postage prepaid, to each such Holder's address. The failure to give such notice on a timely basis shall not invalidate such amendment or modification, but the Bank shall cause the Fiscal Agent to give such notice as soon as practicable upon discovering such failure or upon any impediment to the giving of such notice being overcome.

          9. The Bank, the Fiscal Agent and any agent of the Bank or the Fiscal Agent may treat, prior to due presentation for registration of transfer, the person in whose name a Note is registered, as the owner thereof for all purposes, whether or not the Note be overdue, and neither the Bank, the Fiscal Agent nor any such agent shall be affected by notice to the contrary.

          10. If any mutilated Note is surrendered to the Fiscal Agent, the Bank shall execute, and the Fiscal Agent shall authenticate and deliver in exchange therefor, a new Note of like tenor and principal amount, bearing a number not contemporaneously outstanding.

          If there be delivered to the Bank and the Fiscal Agent (i) evidence to their satisfaction of the destruction, loss or theft of any Note, and (ii) such security or indemnity as may be required by them to hold each of them and any agent of each of them harmless, then, in the absence of notice to the Bank or the Fiscal Agent that such Note has been acquired by a bona fide purchaser, the Bank shall execute, and upon its request the Fiscal Agent shall authenticate and deliver in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding.

          Upon the issuance of any new Note under this Section 10, the Bank may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and the expenses of the Fiscal Agent) connected therewith.

          Every new Note issued pursuant to this Section 10 in lieu of any destroyed, lost or stolen Note, shall constitute an original additional contractual obligation of the Bank, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone.

          Any new Note delivered pursuant to this Section 10 shall bear interest commencing from the date of authentication of such new Note, which shall be as of a date such that neither gain nor loss in interest shall result from such exchange.

          The provisions of this Section 10 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

          11. The Branch and the Bank, acting through the Branch, have appointed the Fiscal Agent as the authorized agent thereof upon whom process may be served in any action arising out of or based on the Notes which may be instituted in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York, in either case in the Borough of Manhattan, The City of New York, by any Holder. The Branch and the Bank, acting through the Branch, have expressly consented to the jurisdiction of any such court.

          12. The Agreement and the Notes appertaining thereto shall be governed by and construed and interpreted in accordance with the laws of the State of New York.

          FOR VALUE RECEIVED, the undersigned hereby sell (s), assign(s) and transfer(s) unto ______________________________ (Please Insert Social
Security or Other Identifying Number of Assignee ______________________________) the within Note of Bank of Montreal, acting through its Chicago Branch, and does hereby irrevocably constitute and appoint _______________________ attorney to transfer the same on the Note Register as maintained by the Fiscal Agent on behalf of Bank of Montreal, acting through its Chicago Branch, with full power of substitution in the premises.


Dated:
       ------------------------------   ----------------------------------------
                                        Signature

NOTICE: The signature on this assignment must correspond with the name as written upon the face of the written instrument in every particular, without alteration or enlargement or any change whatsoever.

                            Guarantee of Signature(s)


Authorized Signature
                     -----------------------------------
Name of Firm
             -------------------------------------------
Date
     ----------------------------------